FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 3, 2015

Mr. Asen Parachkevov and Mr. Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED INCOME SECURITIES TRUST (the “Registrant” or “Trust”)

Federated Enhanced Treasury Income Fund (the “Fund”)

1933 Act File No. 333-206249

Dear Mr. Parachkevov and Mr. Long:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby files a delaying amendment with respect to its registration statement on Form N-14 (File No. 333-206249), as filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2015 (the “Registration Statement”), relating to the proposed reorganization of Federated Enhanced Treasury Income Fund, a closed-end fund, pursuant to which the closed-end fund would transfer substantially all of its assets to the Fund, a new open-end portfolio of the Trust, in exchange for shares of the Fund.

The Registration Statement was filed with the Commission pursuant to Rule 488 under the Securities Act of 1933 (the “Securities Act”) on August 7, 2015 (Accession Number 0001623632-15-001213). The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the city of Pittsburgh and the Commonwealth of Pennsylvania, on the 3rd day of September, 2015.

If you have any questions, please contact me at (412) 288-1474.

Very truly yours,

/s/ George F. Magera

George F. Magera

Assistant Secretary